SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 8)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
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                               July 28, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SHAMROCK HOLDINGS OF CALIFORNIA, INC. -95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    90,816,090 ORDINARY SHARES[FN1]

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    90,816,090 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.8%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

[FN1] See Item 5 of Amendment No. 1.

SCHEDULE 13D

CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TREFOIL INTERNATIONAL III, SPRL - 95-4814073

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BELGIUM

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           90,816,090 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    90,816,090 ORDINARY SHARES[FN1]

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    90,816,090 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.8%

14  TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

    CO

[FN1] See Item 5 of Amendment No. 1.

INTRODUCTION

     This statement ("Amendment No. 8") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares (the "Ordinary Shares") of Pacific Dunlop Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------

     On July 28, 2001, the Call Option Period under the Option expired without the Option having been exercised. Also on that date, the Futuris Agreement expired.


2.   ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD
     THE FOLLOWING INFORMATION:

     ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
               -------------------------------------

     As a result of the expiration of the Option and the Futuris Agreement, Futuris, SHOC and Trefoil SPRL no longer share beneficial ownership of the 30,858,747 Option Shares. In addition, Futuris is no longer part of a group with Trefoil SPRL and SHOC for purposes of Rule 13d-5(b)(1) under the Act.

     Trefoil SPRL is the owner of 90,816,090 Ordinary Shares, which represents approximately 9.8% of the issued and outstanding Ordinary Shares[FN2]. Because SHOC controls Trefoil International Investors III LP, which controls Trefoil SPRL, SHOC and Trefoil SPRL share dispositive power over such Ordinary Shares. Thus, Trefoil SPRL shares beneficial ownership of such Ordinary Shares with SHOC.

     Finally, pursuant to Rule 13d-3 under the Act, each of the controlling persons of Trefoil SPRL and SHOC may be deemed to beneficially own the Ordinary Shares held by Trefoil SPRL. Those controlling persons are identified in response to Item 2 of the Amended Schedule 13D.

---------------------
[FN2] This percentage assumes that 927,929,738 Ordinary Shares were outstanding as of the date hereof, as represented by the Company in its Form 6-K received by the S.E.C. on April 3, 2001.

3. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               --------------------------------------------------------

     By virtue of the expiration of the Futuris Agreement, as of July 28, 2001, the rights of Trefoil SPRL and SHOC thereunder, including the right to direct the disposition of or to acquire any of the Option Shares, have expired.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------


                        DOCUMENT
                        --------

     Exhibit 23  --     Joint Filing Agreement between SHOC and Trefoil SPRL,
                        dated as of October 11, 2000

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001

                               SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                               By:/s/ Eugene I. Krieger
                                  ------------------------------------------
                                  Name:   Eugene I. Krieger
                                  Title:  Vice President


                               TREFOIL INTERNATIONAL III, SPRL


                               By:  /s/ Gregory S. Martin
                                  ------------------------------------------
                                  Name:   Gregory S. Martin
                                  Title:  Director

EXHIBIT INDEX


                        DOCUMENT
                        --------

     Exhibit 23  --     Joint Filing Agreement between SHOC and Trefoil SPRL,
                        dated as of October 11, 2000